Filed by: BHP Billiton Plc

and BHP Billiton Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Rio Tinto Plc

Commission File No.: 001-10533

The following is a transcript of a press conference conducted by Marius Kloppers, Chief Executive Officer, BHP Billiton.

BHP BILLITON

MEDIA CONFERENCE

WEDNESDAY, 6 FEBRUARY 2008 at 9.00 am

MERRILL LYNCH FINANCIAL CENTRE

Governor Phillip Tower, Sydney

MARIUS KLOPPERS: Good morning, to those of you here in Sydney and good afternoon or good evening to those of you on the line elsewhere. Thanks for taking the time to join us. I know you haven’t had much time to absorb the results and our other announcements, but before I open for questions, let me make a few points.

We always start with health and safety performance. The reality is that while our injury rates and statistical measures have shown steady improvement, we have had 10 fatalities in this fiscal year. There is only one acceptable outcome for us and that is no accidents and no fatalities. All of us at BHP Billiton from the Board down are absolutely committed to ensuring that.

Turning to the financial results, you can see that we drove the revenue up by 15.5 per cent to $25. 5 billion while keeping cost increases to 1.9 per cent net of non-cash costs.

I believe that these financial results demonstrate our ability to effectively manage our operations in a way that is focused on achieving great outcomes for our customers and for our shareholders.

Strong cash flow continues to underpin our expansion. This half we have brought on seven major projects across five commodities. We also proved four new projects worth $1.5 billion.

For shareholders our strong cash generation meant we completed $8.8bn of our $13bn buy-back program and, today, we declared an interim dividend of US0.29 cents per share. That is an increase of 45 per cent on last year’s interim dividend.

In an hour, during the analyst presentation, I will give you more detail on our views of the current outlook for the global economy and, in particular, its ability to absorb the slowdown in the US.

Put simply, while we recognise the fluidity in the shorter term macro environment, we remain convinced of the long-term growth fundamentals underpinned by the emerging economies.

As you know, we have been very confident about the industrialisation taking place in China and India and the impact that this is having on our business. I don’t see any change to this long-term outlook and we continue to plan and operate our business on that basis.

Today, we also announced a formal takeover offer for Rio Tinto. Three months ago BHP Billiton announced a proposal to acquire all of the shares in Rio Tinto by way of scheme of arrangement. I believe that there is widespread support for the compelling logic of the proposal to combine these two great companies and unlock the value on offer for both sets of shareholders.

Since we announced the proposal, we conducted global road shows and have met with the shareholders of BHP Billiton and Rio Tinto. The response to the proposal has been overwhelming and clear: shareholders have understood the compelling logic of the proposal. Despite these responses, we have had no success in trying to engage with the Rio Tinto Board on our proposal.

During that time, Rio Tinto approached the UK takeovers panel to get us to put up or shut up. The panel set today as deadline. Our Board and our senior management have considered very carefully all of the developments since we initially approached Rio Tinto and since we publicly released the proposal that we made to Rio Tinto. In doing so, we have taken account of what shareholders, markets, customers and others have been saying to us. We also took into account that the only significant increase in Rio Tinto’s market capitalisation up until last Friday occurred when we confirmed market speculation that we had approached Rio Tinto, back on 8 November.

We have also assessed all of the potential scenarios. We have used the past three months to look at these scenarios, the response to our proposal and consider what we should do in the best interests of all shareholders.

This morning we announced that the BHP Billiton Board has approved an offer for Rio Tinto at 3.4 BHP Billiton shares for every Rio Tinto share. Our offer is subject to, amongst other things, a minimum acceptance condition of more than 50 per cent of Rio Tinto’s publicly held shares.

We believe that this is a compelling, realistic and responsible offer, one which offers very compelling terms for Rio Tinto shareholders and, very importantly, is also value enhancing for existing BHP Billiton shareholders.

This is a unique opportunity to unlock value and BHP Billiton is now putting forward this offer to the Rio Tinto shareholders.

Now, let me open the meeting for questions. If you can give your name and organisation to the operator, they will put you through. Can we have the first question, please?

JO CLARKE (Financial Review): Hi, Marius. I was just wondering what is it that made you come up with the 3.4.

MARIUS KLOPPERS: Jo, thank you. We have obviously had approximately three months to gather information. I would not pin the decision on that particular element of our offer on any individual action or piece of information. Rather, it is the considered response to the combination of all of the information that we have received.

JO CLARKE: Have you agreed to meet with Chinalco?

MARIUS KLOPPERS: We don’t normally comment on interactions like that. Thanks, Jo.

ALEX WILSON (Dow Jones): Given that it sounds like Rio is still refusing to engage, is this your final offer, or are you going to walk away if they won’t engage with you now?

MARIUS KLOPPERS: This is our first and only offer and it’s a pre-conditional offer, which means that if those preconditions are satisfied, they are binding and the Rio Tinto shareholders will now decide whether they want this compelling value uplift. Thanks, Alex.

PETER KLINGER (West Australian): Good morning, Marius. You mentioned, when you first confirmed your proposal, that you were confident of getting ACCC approval for iron ore infrastructure. Since then, we have seen both sides, of course, announce significant expansion. Can you talk us how through how you expect to get this ACCC approval in light of the change to the plans for both you and for Rio?

MARIUS KLOPPERS: Thanks, Peter. We have to do regulatory filings in many jurisdictions. I think our previous comment, which still hold, says that we are very confident that we can meet those regulatory approvals, although in some cases obviously there is a lengthy piece of work ahead of us. But it would be presumptuous of me at this stage to indicate any outcome of any discussion.

PETER KLINGER: You still don’t believe it necessary to open up your infrastructure to third party users as part of this process, or to get clearance?

MARIUS KLOPPERS: I think it would be very difficult for me to at this stage comment on something which rests entirely in the decision of that body.

JAMIE FREED (Sydney Morning Herald): Marius, as I am not very familiar with UK takeover law, I was wondering have you ruled out the possibility of raising your offer if you come to an agreed scheme of arrangement? Is it still possible to come to a scheme of arrangement?

MARIUS KLOPPERS: Yes, it is possible to come to a scheme of arrangement. This offer, however, is a 45 per cent uplift in share price to the undisturbed Rio Tinto share price and basically the way we look at it is that we were proactive in unlocking value for the Rio Tinto shareholders. Those same shareholders will now ask of the Rio Tinto Board why they are not allowing them to realise this substantial uplift.

JAMIE FREED: Okay. Secondly, is all your finance in place and has it been more difficult to get financing in the current market?

MARIUS KLOPPERS: Our stance there is unchanged from what we have indicated on day one, that we have the means in place to complete this transaction, and we have that in place on a very conservative baseline assessment.

JAMES REGAN (Reuters): Marius, do you anticipate having any discussions in the near future with the Rio Board now that you’ve tabled a formal offer that’s a bit higher than what the proposal had suggested?

MARIUS KLOPPERS: I can’t rule anything in or out. What I can say is that we have taken the initiative. We have taken that initiative from day one and, again today, we have taken the initiative following a lack of response on the part of Rio Tinto, even though we consistently indicated that we are willing to discuss any term of the offer.

JAMES REGAN: So are you optimistic that at some point you guys may be able to sit down across a table and discuss this?

MARIUS KLOPPERS: I am actually more optimistic that the Rio Tinto shareholders will want that 45 per cent premium which is only underpinned by my share price.

JENNIFER HEWITT (The Australian): Good morning, Marius. I was just wondering if Chinalco or the Chinese were opposed to this, what your chances would be; and also do you expect to be talking to them about it very soon, and have you had any indications one way or the other on what their thoughts are.

MARIUS KLOPPERS: I really can’t comment on interactions with Chinalco, but what I can tell you is that I think the offer terms are very favourable to all of the Rio Tinto shareholders and, indeed, to Chinalco as well. Obviously, all of these shareholders will continue to stay a part of our company. That is the basis of our scrip-for-scrip exchange. We are not asking anybody to exit and they will all continue to share in the benefits that we hope to realise from this combination.

ROBERT MATTHEWS (Wall Street Journal): I have two questions. One is the precondition offer. Your phone was wavering out. Can you repeat the precondition offer for me, please? I couldn’t hear it.

MARIUS KLOPPERS: The basis of a so-called section 2.5 pre-conditional bid in UK law basically states that you are making a firm offer for the company. In our case, I should stress that is a relative offer given the scrip-for-scrip exchange ratio. However, before we can post offer documents to any of the shareholders, we have to clear a number of preconditions, which in our case encompasses the regulatory clearances in some of the main jurisdictions. But full details are available in the release that we have made. And the other part?

ROBERT MATTHEWS: The other part was, can I pin you down a little more. I know you said don’t look at any one occasion, but Chinalco and Alcoa coming in had to influence, at some point, the upping of the offer because you guys were so adamant about staying at 3.1. What made the change to 3.4?

MARIUS KLOPPERS: Robert, the only thing I can point you at is that, from the starts of this process, we have indicated that we have studied a complete range of possibilities of how things can play out, so you should take from that we have analysed a very broad range of things that could happen and could indeed still happen as we go forward.

As part of that process, we have had to form a view of what level - and we think this is a very compelling level - will deliver this company to our shareholders so that they can benefit. As part of that, the Rio Tinto shareholders obviously get an immediate premium, and we realise that price is necessary in our initiative, but we really shouldn’t overplay the impact of any one set of things. I think the Chinalco thing just looms large because it was most recent, but so many very profound things have happened over the last three months that we now seem to have forgotten about.

JULIA WERDIGIER (New York Times): Hi, good morning. I have three questions, if I may. First one: Do you consider this a hostile bid now? Do you call it like that? Secondly, do you expect a rival bid any time in the future? Thirdly, how do you think, judging on the talks that you have had with Rio shareholders, that your bid is going to be welcomed? Do you think it is going to get through?

MARIUS KLOPPERS: We would call this an unrecommended offer, put directly to the Rio Tinto shareholders. They will make the decision now.

In terms of a rival bid, we indicated earlier that, given the way that Rio is structured and the size of the company, a rival bid would have to be an all cash offer for all of the share capital of both legs of Rio Tinto. I continue to think that, given that, plus all of the synergies which the market has now costed for us and which we will illustrate again when we talk about our results, the synergies are real and the market says they are real. The combination of that makes this the compelling proposition, and not any other offer.

JULIA WERDIGIER: So do you think it is unlikely that there will be another bid?

MARIUS KLOPPERS: I think that the combination of those two things make me very confident that our offer is a compelling proposition, a compelling offer at this stage to those shareholders.

In terms of the third one, I think we have pointed out, certainly by comparative transactions - and we will illustrate this point again in our presentation in just a little while - that the premium offered here to the Rio Tinto shareholders is large at 45 per cent. That means that they get an immediate uplift in value, which we saw the previous time when we just started talking about a proposal, already there was an uplift, plus, because it’s a scrip-for-scrip exchange, they share in the future synergies and benefits that we can create. We think that this is a very unique proposition and one that the Rio Tinto shareholders are going to find very compelling paragraph.

JULIA WERDIGIER: Sorry to continue to ask the question, but do you think you that will get the 50 per cent plus that you need?

MARIUS KLOPPERS: I believe that we have given all of the Rio Tinto shareholders a choice now to exercise, that our initiative will unlock this value for them and, clearly, our proposal is for 100 per cent of the assets and 100 per cent of the share capital. I think that is what we focused on.

DANNY FORTSON (The Independent): Hi. I just had a couple questions. One, I don’t have my calculator in front of me. I don’t know if you could give me a sense of where this offer sits as today’s share prices relative to what Chinalco paid, and also if you have had any talks about the Australian Government about what they would like to see happen and how they would like to see this whole situation end up.

MARIUS KLOPPERS: I just want to point out, as I will do again later today, that shares that you procure for cash, asking people to exit the cycle and not share in the future upside, that you do overnight in a raid for a very limited set or piece of the company, does not constitute the same thing as a scrip-for-scrip exchange ratio where you are going to unlock these synergies. Nevertheless, probably on the day the exchange rate of the Chinalco transaction was something like 3.5 but, again, not the same thing.

In terms of the Australian Government, clearly we continuously engage with the Australian Government and we engage with governments in all of our major operating regions almost on a daily basis because we operate on a principle of win-win and no surprises. All of these events surrounding our proposal and all of the eventualities have obviously been highlighted to the Australian Government since we have conditions to fulfil as part of our having our head office here in Australia, and the Australian Government is very interested in that.

However, clearly that is just a process of exchanging information, so that there is certainly no surprise delivered on our part.

MARIANNE BARRY (The Guardian): Hi, Marius. I have three questions. The first is, you said this is your first and only offer. Does that mean it’s a final offer? The second is, given the events and Chinalco coming in, i.e., the Chinese Government, are you not worried that this deal is becoming pretty highly politically charged in the context of not just a financial deal/commercial proposal between companies. The third is, you talked about getting regulatory clearances in various jurisdictions. Does that include China and, if so, are you hopeful that will happen?

MARIUS KLOPPERS: I think to the three questions, this is our first offer. It is a compelling offer and it is one that is intended to deliver only one thing: 100 per cent control of Rio Tinto for benefit of our existing shareholders and for the Rio Tinto shareholders.

MARIANNE BARRY: You said it was your only offer.

MARIUS KLOPPERS: It is the only offer that we have made. Some other people have asked us what happens, and I should point out that the first thing that we have said here is that we made a proposal in order to solicit interaction with Rio, gather other information, but this is the first offer and the only offer that we have made. It is geared towards delivering for our shareholders.

I want to confirm that this is the only offer on the table.

In terms of the other two parts of the question, I think the Chinalco event, again, I can only go by the public statements that have been made by them and I think for Chinalco, their outcome will be the same as for any other shareholder. We hope that the value of every Rio Tinto shareholder’s holding in the company will be enhanced by putting the two companies together, because we have considerable synergies and industrial logic here.

In terms of regulatory clearance, the main jurisdictions for us we have indicated are the countries where we have large operations and the EU and the US, so that would be the DOJ, DG4 in the EU, South Africa, Australia, but I don’t know the exact number of other regulatory filings that we have to do, but I wouldn’t be surprised if it approaches 100. I can’t offer more information than that, unfortunately.

MARIANNE BARRY just to come back on that first question, the first and only offer, you say this is the only offer on the table. I presume it is at the moment. What I’m trying to find out is if this the only offer ever.

MARIUS KLOPPERS: This is the only offer we have made, and I want to be very clear that we think that this is an offer that is compelling, it is rational, based on all of the feedback that we have had, and it is considered, because it delivers value to our existing shareholders first and foremost in, addition to delivering instantaneous value to the Rio Tinto shareholders.

Next question is from Barry Fitzgerald from the age.

BARRY FITZGERALD (The Age): Good morning. There has been a lot of talk about how compelling it is for Rio Tinto shareholders, but BHP shareholders will be looking at it today and saying, “We are know there was a 2.4 proposal back in April, then it was cranked up to 3, well, we talked about it in November. Now it is 3.4.” I am just wondering what assurances can you give BHP that this is the right thing to be doing.

MARIUS KLOPPERS: It is cash flow and earnings accretive in year one, the first full year following completion and that, in addition to the synergies, the value accretion to BHP Billiton shareholders, which we have always said is our first priority, to ensure that is value accretive to them, illustrates that this is at the same time a compelling bid for the Rio Tinto shareholders but, on the other hand, value accretive for the BHP Billiton shareholders.

It is a realistic bid in that it takes into account all of the feedback that we have received on the combination, and it is intended to put a price out there where we believe it is so compelling to the Rio Tinto shareholders that we will endeavour to get 100 per cent of that company and, at the same time, give value to our own shareholders.

BARRY FITZGERALD: Just from the Rio viewpoint, I see that you are staying with I think it is the $3.7 billion in synergies statement. The Rio camp has obviously been saying that way understates what would be possible. I am wondering what your thoughts are on that now that you have, in fact, increased the offer.

MARIUS KLOPPERS: I think, Barry, there will be a little bit more information on synergies and how the market values synergies in our presentation in a little while, where we show how the market estimates of those synergies have varied over time, because you can deduce that from the way that the share prices have moved. But I think I can only reiterate what I said a couple of months ago: these are the synergies that we can quantify and that we can get our auditors to sign off. Because they are quantifiable, we can point at them, we know what we are going to do. We believe that since we are in the business of creating long-term value, there is additional value to be unlocked from this combination which we have not quantified.

I have given a few examples which I will just repeat. One, if you de-risk a new country entry because both companies were going to enter and now you are entering in a different way, that’s a value. If you are able to tackle larger scale projects - and we have seen that the absolute size of projects have increased - to keep on accelerating your volume growth without taking undue risk, that’s a value creation. All of those things, as well as portfolio high grading and so on of the development portfolio, have not been quantified, but does constitute a unique value to both sets of shareholders.

ROGER BAIRD (City A.M.): Marius, two questions for you. The first one is about Chinalco. Would you describe their intervention, as you did last week, as helpful or unhelpful to your offer? The second question is, obviously you are now appealing to the Rio Tinto shareholders and not to the Board. You have had your road show, as you say. Would you describe the company as confident or hopeful? What would you describe the mood as, after meeting with the shareholders, about acceptance of your bid?

MARIUS KLOPPERS: I think the second question is so important that we have to answer that first. What we have here, and we will show this at our next presentation, is that the market absolutely understands the compelling logic of the combination. It values it, which means that even when we had a proposal on the table, the market had a high anticipation that this deal would happen. We have a rational proposal on the table that has taken into account all of these factors, which gives a huge uplift to the Rio Tinto shareholders in value - 45 per cent, as I have stated. So we are very confident that they are going to find this a very unique and very compelling proposition.

With respect to the first question, Chinalco I would describe as just another factor, the same as the economy changing, the same as prospects for individual products changing, the same as whatever other events have happened. Again, I think we stand here today with some recent events fresh in our memory. The reality is that if we go back to when this news first started leaking into the market and our formal proposal was tabled, many things of equal import have happened here and we have taken all of those things into account.

ROGER BAIRD: Forgive me, just one quick thing on that Chinalco thing. You say it is just another factor but there has been a lot of talk about the Chinese being worried about the pricing power of the combination of BHP and Rio. Are you saying that’s just another factor, or are you saying that it would seem from the outside that might be quite a serious move, what the Chinese think.

MARIUS KLOPPERS: I think that the combination will deliver more product more quickly, and the only way that we can get high cost producers, which sets in commodity business high prices driven off the cost curve is if the low cost producers, which this combined entity absolutely will be if we get them to produce more product. And if you look at the products which I have talked about a lot, or more than others, iron ore, for example, our sole endeavour, as well as Rio’s endeavour, has been to increase the output of our individual operations as quickly as possible. What will happen if we put these two together is we will produce even more product more quickly and more cheaply. That will become very apparent as we proceed forward in time.

JO CLARKE (Financial Review): I was just wondering if you could explain to us how this deal can be pushed through under the DLC structure if you don’t have the approval of Rio’s Board.

MARIUS KLOPPERS: Let me step back. Under the UK Takeovers Code, which will effectively set the timetable for this transaction, the timetable going forward is something in broad terms like this: we have preconditions. The moment we satisfy those preconditions the bid becomes live, and under the UK Takeovers Code I think there is an 80- or 81-day period where the clock is ticking. The clock can’t be stopped, it just ticks, and at the end of 81 days there is an outcome. The Rio Tinto shareholders, in our scenario, have then accepted our offer, it being so compelling, and we have acquired control of the company.

JO CLARKE: What if you end up with less than full control of the company?

MARIUS KLOPPERS: We absolutely want full control of this company and we have no intention not to have full control of the company. Our bid is for all of the shares of this company. But in order to make sure that the shareholders can most properly consider their options, we want to let them know that they can tender their shares into this offer even if only half of them want to accept. But our absolute aim here is to buy 100 per cent of the assets and 100 per cent of the ownership.

JO CLARKE: Just briefly on the result, are you a bit disappointed that you have come in below the market expectation?

MARIUS KLOPPERS: I think it is a very, very solid result absolutely in line with market consensus. If you look at the base indicator of operational performance, I would like to highlight two things: a very strong performance at the operating level, very strong cash generation; and incredibly good cost performance.

JO CLARKE: So is this below what the market consensus was certainly here in Australia?

MARIUS KLOPPERS: I think it is exactly where market consensus was. Particularly given that the amount of coverage on the stocks has been very limited, I think that we have come in on the market consensus, which is what we always aim to do.

HELEN POWELL (The Telegraph): Just a quick question: I just want to clarify, because we didn’t actually see the announcement before this conference. Just on the preconditions that you have attached to the offer, am I to understand that it is in no way pre-conditional on financing?

MARIUS KLOPPERS: That is correct. It is in no way pre-conditional on financing.

HELEN POWELL: Thank you very much for confirming that. My other question is can you do this deal without the support or at least non-interference of Chinalco and Alcoa?

MARIUS KLOPPERS: By the terms of our offer, absolutely.

HELEN POWELL: You are absolutely confident of that?

MARIUS KLOPPERS: Yes, we can.

HELEN POWELL: Great. Thank you.

GILES PARKINSON (Business Spec): Hi, Marius. I just have a couple of questions, if I may. Assets sales: have you contemplated any asset sales as part of this merger agreement?

MARIUS KLOPPERS: No, the offer is for 100 per cent of the assets. Obviously, we have always had an asset sale program in BHP Billiton and I have every anticipation that, as we put these two companies together, we will continue that on an annual basis, as we have done over the last seven years.

GILES PARKINSON: I presume, though, you have made some estimation of what assets might go.

MARIUS KLOPPERS: We have indicated, even very early on in our process, that the assets that Rio have indicated that they are trying to sell, and have been unsuccessful in selling so far - the packaging, certain of the coal assets and so on, which they have indicated - we are very comfortable that those sales would actually continue to enhance Rio Tinto with us and not detract, so we would be very supportive of those processes.

GILES PARKINSON: Would you consider entering negotiations with, say, Chinalco and Alcoa for the sale of some aluminium assets if that’s the price of the agreement?

MARIUS KLOPPERS: I can absolutely tell you that is something that has not been contemplated here. We simply haven’t thought about anything because simply that is not a matter that is at hand here. Our view is that the Chinalco shareholders should be very happy about our proposal that we have put on the table and that they will benefit, along with all the of the other shareholders.

This is, after all, what we call a compelling, realistic and responsible transaction. It is compelling because of the uplift for the Rio Tinto shareholders. It is compelling because it has all of these synergies and industrial logic. It is realistic because we have been very patient and taken all of the information into account. And it is responsible because it delivers value to our shareholders, including cash flow and earnings accretion in the full first year following completion.

GILES PARKINSON: I am just wondering, just quickly, have you estimated what the cost of this transaction might be?

MARIUS KLOPPERS: Transaction cost, we have not released any information. We have obviously got a very precise estimate internally.

GILES PARKINSON: The financing, you’ve got $55bn in financing in place, you have a $30bn buy-back. What is the extra $25bn for?

MARIUS KLOPPERS: Excuse me?

GILES PARKINSON: The $55bn in financing that you have in place, just detail what that’s for. Obviously $30bn is for the buy-back.

MARIUS KLOPPERS: Yes, what we have to do is obviously you just can’t take the financing one to one and then match that to sources. What you have to do is look at the base cash flow out of the businesses. You have to look at your continued and discontinued operations, asset sales programs, and then you put together a picture of your overall cash needs for completion of this transaction. The $55bn is the amount of money that we need on a very conservative basis in order to complete that financing picture, but obviously you have to add the base cash flows of both businesses to this, and so on and so forth.

GILES PARKINSON: One final question: was the Board decision to go ahead with this deal unanimous or just by majority?

MARIUS KLOPPERS: It goes without saying.

PETER KLINGER (West Australian): Marius, four very quick ones. Based on the road shows you have done, what is shareholder overlap between the two companies? Secondly, to pre-empt any Rio spin, can you again declare what you plan to do with petroleum? Roughly when would you expect this offer to be open for acceptances. And, finally, if I may, do you actually believe the Chinese Foreign Minister when he said yesterday Chinalco’s investment was driven by Chinalco, not Beijing?

MARIUS KLOPPERS: The shareholder overlaps obviously will change over time as our proposal is so compelling, and perhaps in the intervening period some people will decide to get into the register, but we have always said that it is 60-70 per cent overlap. I can confirm that, and I will present data in my presentation in just a little while, that shows that we absolutely consider a diversified energy business as part of our portfolio, and that includes petroleum. We think it is unique. We think the world is going to be energy and materials short and we think that any decent mining company, minerals company and energy company should have one.

Documents open for acceptance: only after completing of the preconditions. The timetable for that is still unchanged to what we have indicated before, that we see nine months to a year in order to complete this transaction.

And then with respect to what the Chinese Foreign Minister has said, I really couldn’t comment. The only things that I have done is I have read the same newspaper articles as you have. I couldn’t speculate on anything different.

PETER KLINGER: Just on when the offer actually opens, if you expect it to take nine months to a year to complete, we are backtracking 81 days from that for the actual open, your expectation that the preconditions will be met; is that about right?

MARIUS KLOPPERS: That’s right.

ANDREW TROUNSON (The Australian): Just a couple of questions. Why did you go for a 50 per cent acceptance, firstly, and also do you need 50 per cent acceptance in both jurisdictions in both stocks; and also how feasible is it of achieving a takeover here if the Rio Board was to remain hostile?

MARIUS KLOPPERS: I think that, Andrew, a couple of comments: the 50 per cent acceptance was chosen to specifically tell the Rio Tinto shareholders that we are serious about this compelling offer and that it is, you know, there to be accepted, and that we will accept it - even though we are driving towards 100 per cent, which is our absolute aim here, I think the 50 per cent makes it a lot easier for people to contemplate taking this premium.

As you know, this is very common in takeovers, to show the shareholders that you are serious by putting the 50 per cent out there. I think it is an absolutely unique feature of the bid, that should not be neglected in its importance.

Yes, we do need 50 per cent acceptance in both legs, given the inter-conditionality of the two offers.

And, thirdly, Andrew, here in Australia, people are used to timetables that can be extended and extended and extended. In an earlier answer, I forgot to whose question, I specifically indicated that in the UK takeovers timetable, it starts on day one and it ends on day 81, and there is an outcome. There are no extensions, there is no nothing. It starts and it finishes and at the end of the day the control is either passed or it is not passed. We believe that it is will pass in this case because the offer is compelling and the only people that are going to decide this are the Rio Tinto shareholders.

ANDREW TROUNSON: Just as quick follow-on, Marius, it may have been asked earlier, but how concerned are you that this whole takeover battle, if you like, has been become politicized with the Chinese government with the comments they have been making.

MARIUS KLOPPERS: Andrew, I am still a very unsurprised person, just like when we saw each other a couple of weeks ago.

I think we have one, possibly two questions still, if I can take another question, please.

PAUL GARVEY (Financial Review): Just a quick one here. Now that the bid has been formalised, am I correct in assuming that the share buy-back will still remain frozen, and has freezing the buy-back last year allowed you to increase the dividend in this set of results?

MARIUS KLOPPERS: I think that on the buy-back, as long as we have inside information, which our assessment obviously to date has been that we have, it is not possible for us to reactivate the buy-back. Sorry, I have just lost my train of thought.

On the second part of your question, the dividend: you know, you should see the dividend announcement today as just part of our progressive dividend growth and we view dividends as annuities, given that the company has such a long track record of keeping or enhancing dividends. We view them as annuities, we view today’s step as logical and just another step in the progressive dividend growth. I wouldn’t necessarily tie the two together here.

The reality is that we had a mandate that expired on the buy-backs. There were times during the volatility over the last couple of weeks that I wished it would be otherwise, that we didn’t have inside information to take advantage of market conditions. However, we are simply not able to do so at this point in time.

I think that question took a little longer than anticipated. I would like to close there. Obviously there is going to be additional information. Our presentation, which I am going to make in just a little while, will be posted on our website, available for everybody. I think there are a couple of messages there that will be reinforced.

I would like to close by saying that this transaction is a compelling one. It is compelling for shareholders, it is a compelling value proposition for both sets of shareholders on the table, and it is considered. We have taken into account all of the information that we have had up to the last minute, and it is rational in that the first commitment is toward shareholder value creation for our existing set of shareholders, and I think I have clearly illustrated that we believe that to be the case.

I want to thank all of you. I realise that you are getting close to deadlines in the UK, so thank you very much for your participation this morning. We will talk later. Thank you very much.

- - - - -

The directors of BHP Billiton accept responsibility for the information contained in this document. Having taken all reasonable care to ensure that such is the case, the information contained in this document is, to the best of the knowledge and belief of the directors of BHP Billiton, in accordance with the facts and contains no omission likely to affect its import.

Information Relating to the US Offer for Rio Tinto plc

BHP Billiton plans to register the offer and sale of securities it would issue to Rio Tinto plc US shareholders and Rio Tinto plc ADS holders by filing with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement (the “Registration Statement”), which will contain a prospectus (“Prospectus”), as well as other relevant materials. No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that BHP Billiton may file with the SEC.

U.S. INVESTORS AND U.S. HOLDERS OF RIO TINTO PLC SECURITIES AND ALL HOLDERS OF RIO TINTO PLC ADSs ARE URGED TO READ ANY REGISTRATION STATEMENT, PROSPECTUS AND ANY OTHER DOCUMENTS MADE AVAILABLE TO THEM AND/OR FILED WITH THE SEC REGARDING THE POTENTIAL TRANSACTION, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain a free copy of the Registration Statement and the Prospectus as well as other relevant documents filed with the SEC at the SEC’s website (http://www.sec.gov), once such documents are filed with the SEC. Copies of such documents may also be obtained from BHP Billiton without charge, once they are filed with the SEC.

Information for US Holders of Rio Tinto Limited Shares

BHP Billiton Limited is not required to, and does not plan to, prepare and file with the SEC a registration statement in respect of the Rio Tinto Limited Offer. Accordingly, Rio Tinto Limited shareholders should carefully consider the following:

The Rio Tinto Limited Offer will be an exchange offer made for the securities of a foreign company. Such offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

Information Relating to the US Offer for Rio Tinto plc and the Rio Tinto Limited Offer for Rio Tinto shareholders located in the US

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuers are located in a foreign country, and some or all of their officers and directors may be residents of foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that BHP Billiton may purchase securities of either Rio Tinto plc or Rio Tinto Limited otherwise than under the exchange offer, such as in open market or privately negotiated purchases.